Filed by Chemical Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Talmer Bancorp, Inc.
Commission File Number: 001-36308

The following is a transcript related to Chemical Financial Corporation's conference call on April 18, 2016 discussing its first quarter 2016 operating results. The replay for this call has been made available at www.chemicalbankmi.com under the "Investor Info" section.

CHEMICAL BANK - MI
Moderator: Michelle Pilaske
04-18-2016/9:30 am CT
Confirmation # 2475121

CHEMICAL BANK - MI
Moderator: Michelle Pilaske
April 18, 2016
9:30 am CT

Operator: Good morning ladies and gentlemen and thank you for standing by. Welcome to the Chemical Financial Corporation 1st Quarter Earnings conference call. At this time all participants are in a listen-only mode.
Later we’ll conduct a question-and-answer session and instructions will be given at that time. As a reminder today’s conference is being recorded. It is now my pleasure to introduce Michelle Pilaske from the company. Please go ahead.
Michelle Pilaske: Thank you very much. As a reminder a copy of today’s earnings release can be accessed by logging-on to chemicalbankmi.com and selecting the investor info tab at the top of the Website. We’ve also included a slide presentation on our investor info page with supplemental information that will be referenced in today’s call.
With me today are David Ramaker, Chairman, Chief Executive Officer and President of Chemical Financial Corporation and Lori Gwizdala, Executive Vice President and Chief Financial Officer.
After brief comments from management, we will open the call to your questions. Before we begin I’d like to caution listeners that this conference call may contain forward-looking statements about Chemical, its business, its strategies and prospects.
Please refer to our forward-looking statements disclaimer and other information on Pages 3 through 6 of the slide presentation, for a description of risks and uncertainties that could cause actual results to differ materially from those reflected in forward-looking statements.
And now I’d like to turn the call over to David Ramaker.
David Ramaker: Thank you, Michelle and good morning, everyone. Thank you for joining us on today’s call. As you can see on Slides 7 and 8, 2016 is off to a solid start from a financial perspective. We posted 1st Quarter net income of $23.3 million, or 60 cents per diluted share, compared to 2015 4th Quarter net income of $25.5 million or 66 cents per diluted share, and 2015 1st Quarter net income of $17.8 million, or 54 cents per diluted share. Looking at these results before the transaction expenses attributable to merger and acquisition activities in the respective quarters our net income was $24.9 million, or 65 cents per diluted share, in the 1st Quarter of 2016, down 7% on a per-share basis from the 4th Quarter of 2015 due to seasonality, a higher effective federal tax rate and one less day in the quarter, while up 14% on a per-share basis over the 1st Quarter of 2015, due primarily to the incremental earnings from acquisitions and continued strong organic growth.

Organic loan growth continued at a steady pace in the 1st Quarter. We added net new loans of $96 million. Historically, the 1st Quarter has been among our weakest quarters for organic loan growth, so we are encouraged by this solid start to the year and credit quality remains high.
As you are all aware, in addition to the solid financial results we posted during the 1st Quarter, we also announced in late January our intention to partner with Talmer Bancorp in a transformational merger that will result in a $16 billion asset community bank. Talmer is a high-performing Southeast Michigan-based banking company whose delivery footprint nicely complements our current markets.
In Talmer, we are partnering with this like-minded organization which shares a conservative lending culture built by talented and experienced professionals who seek to develop and support long-term client relationships with businesses and consumers who reside in the communities they serve.
In addition to this cultural fit, combining our two organizations will add talent, scale and strong track records for acquisitive and organic growth.
Consummation of this transaction, which is subject to regulatory approval and satisfaction of other customary closing conditions, including approval of both Chemical and Talmer shareholders, will create the largest Michigan-based bank in the state with operations in Northern Ohio and contiguous states.
Between the solid financial results of the 1st Quarter and the announcement of the Talmer merger, it was a strong start to 2016 at Chemical Financial Corporation. I’ll now ask Lori to provide a more thorough review of our financial results. Lori?
Lori Gwizdala: Thank you, David. As David mentioned our 2016 financial performance is off to a good start. Let me touch on a few of the key drivers. As noted on Slide 8, diluted earnings per share, excluding transaction expenses, were 65 cents in the 1st Quarter of 2016, compared to 70 cents in the 4th Quarter of 2015 and 57 cents in the 1st Quarter of 2015.
Transaction expenses decreased earnings per share by five cents in the 1st Quarter of this year, four cents in the 4th Quarter of last year and three cents in the 1st Quarter of last year.
Earnings per share in the 1st Quarter of this year, excluding transaction expenses, were five cents lower than the 4th Quarter of last year, as David mentioned, with the reduction attributable to the impact in the 1st Quarter of a higher federal tax rate, one less day and lower seasonal loan fees and service charges, while the 4th Quarter included a semiannual Federal Reserve Bank dividend.
The increase in 2016’s 1st Quarter earnings per share over the same period in 2015 was largely driven by acquisitions and strong organic loan growth over the past 12 months. Moving to Slide 9, we are pleased by our ability to sustain earnings growth over time, which has been facilitated by our focus on efficiency, combined with our organic and acquisitive growth.
As shown on Slide 10, since the beginning of 2014, we have achieved over $1.1 billion of cumulative organic loan growth, including $96 million so far this year. The increase in loans in the 1st Quarter was primarily in the commercial real estate and residential mortgage segments of the portfolio.
Turning to Slide 11, through organic and acquisitive growth we increased our loan portfolio by nearly $1.7 billion during the past year. At March 31, 2016 our portfolio was comprised of 26% commercial loans, 32% commercial real estate loans, 20% residential mortgage loans and 22% consumer loans.
We have limited exposure to energy and related industries, with less than 1% of total loans to that sector at March 31, 2016. Of our energy loans, approximately 1%, or less than $1 million, were nonperforming at that date.
As you can see on Slide 12, average deposits in the 1st Quarter of 2016 increased $1.3 billion from the 1st Quarter of 2015 due to a combination of our acquisitive and organic growth. Our average cost of deposits during the 1st Quarter of this year remained at an extremely low 22 basis points.
Total deposits were up $193 million from year-end 2015 with the increase largely attributable to higher seasonal municipal deposits. We continue to pay-off maturing brokered deposits and we expect to continue to do so with the remaining $186 million of brokered deposits on our balance sheet at March 31, 2016.

On Slide 13 you can see that our total funding costs of 25 basis points in the 1st Quarter of this year were just slightly higher than our average cost of deposits due to our wholesale borrowings which comprise just 6% of our overall funding.
Moving to Slide 14, net loan losses in the 1st Quarter of this year were very similar to last year’s 4th Quarter. 1st Quarter 2016 net loan losses were $4.5 million or .25% of average loan and included a single commercial loan charge-off totaling $2.9 million.
Our nonperforming loans declined almost $11 million during the 1st Quarter of this year due largely to principal pay downs of $7.8 million and net loan charge-offs, resulting in non-performing loans of less than 1% of total loans at quarter end.
Turning to Slide 15, net interest income of $74.3 million in this year’s 1st Quarter was modestly lower than the 4th Quarter of 2015 due to the same net interest income differences I discussed regarding the change in earnings per share between these two quarters.
We did experience some modest net interest margin compression in the 1st Quarter of this year due partially to a three basis point decline in loan yields. Net interest income in the 1st Quarter of 2016 was 26% higher than the same period in 2015 due primarily to organic and acquisitive loan growth.
Non-interest income as seen on Slide 16 totaled $19.4 million in the 1st Quarter of this year, down modestly from the 4th Quarter of 2015 although up slightly from the first quarter of 2015.
Service charges on deposit accounts were approximately $700,000 lower in this year’s 1st Quarter compared to the 4th Quarter of last year, which we believe was primarily attributable to the seasonality of certain fees.
While the company saw increases in a number of non-interest income categories in this year’s 1st Quarter, that compares favorably to 2015’s 1st Quarter, they were largely offset by lower investment security gains. Absent this factor, 1st Quarter 2016 non-interest income would have increased 3.8% over the same quarter of last year.
As seen on Slide 17, operating expenses have increased from last year’s 1st Quarter due primarily to the addition of personnel and occupancy expenses associated with our 2015 acquisitions. We believe we have done a good job of controlling over core operating expense growth. Our expected cost savings from the Lake Michigan Financial acquisition have been fully achieved and the modest increase in operating expenses in the 1st Quarter of this year, compared to the 4th Quarter of 2015, is reflective of this achievement.
We continue to be pleased with our ability to effectively manage costs, with our efficiency ratio at 58.8% in the 1st Quarter of this year, compared to 57.1% in the 4th Quarter of last year and 62.4% in the 1st Quarter of 2015.
I will wrap-up by touching on capital. At March 31st, 2016 as you can see on Slide 18 our tangible equity to assets ratio was 8.2%, up slightly from year-end, while our total risk-based capital ratio of 11.5% was down slightly from year-end due to our paying-off the remaining $18 million of subordinated debt that we acquired in the Lake Michigan Financial acquisition that had previously been included in risk-based capital.
On Slide 19 we have a provided a roll-forward which shows the impacts of our operating performance, dividends to shareholders and bank acquisitions on tangible book value during the last 12 months. I will now turn the call back to David for some closing remarks.
David Ramaker: Thank you, Lori. Let me close by again emphasizing three things. First we continue to execute on our strategy of being the community bank of choice in the Midwestern markets we serve. We believe that our combination of market focus, balance sheet strength, talent and convenience, provides a compelling choice to consumers and businesses alike.
Second, we continue to be pleased with our progress on our growth by acquisition strategy. We are moving towards consummating the previously-announced Talmer merger, and while our traditional focus has been on Michigan, we will add meaningful Ohio and Northern Indiana markets upon closing of the Talmer merger.

Given our pro forma penetration in Michigan with the Talmer transaction, we expect to increasingly look to similar markets in contiguous Midwestern states as potential sources of future growth.
We have been pleased over the past 18 months to add talented bankers from Northwestern Bancorp, Monarch Community Bancorp and Lake Michigan Financial Corporation to the Chemical Bank family, enhancing our franchise significantly and increasing our penetration, market share and relationships in key Michigan markets.
We have grown to roughly 2100 employees in 175 branches across 47 Michigan counties. We look forward to welcoming the highly-qualified Talmer team later this year. And finally, we believe that the key to translating our organic and acquisitive growth into shareholder value is to remain focused on the things we can control.
Two key ingredients will drive future earnings success: revenue growth and cost discipline. We believe we continue to make good progress across these fronts. As always, we appreciate your time and interest in Chemical Financial Corporation. On that note Cynthia, let’s open the call for questions.
Operator: Thank you. If you would like to ask a question, please signal by pressing star 1 on your telephone keypad. If you’re using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment.
Again press star 1 to ask a question and we’ll pause for just a moment to allow everyone an opportunity to signal for questions. And we’ll take our first question from Scott Siefers from Sandler O’Neill and Partners.
Scott Siefers: Morning, guys.
David Ramaker: Morning, Scott.
Lori Gwizdala: Morning, Scott.
Scott Siefers: Dave or Lori, I was hoping you could spend just a moment or so with going over a little more color on the commercial charge-off that was about 2/3 of the total, just, you know, I guess any broad topical comments you could make on it like industry, level, that kind of thing and then any reason to believe you would expect any additional loss on that credit.
David Ramaker: No, we don’t anticipate any future loss on that. We think we’ve been conservative in the write-down from that standpoint. It is a manufacturing entity on the west side of the state and again we feel it’s more representative of a one-off versus the quality of the portfolio.
Scott Siefers: Okay, all right, perfect, thank you and then if I could switch gears for just a second Lori just curious to get your thoughts on how you might see the margin trending here.
You said of course got some near-term relief from the semiannual income from the Fed dividend but, you know, the curve’s getting a little tougher so I’d imagine ongoing pressure on yields just you know, as you see them what are the main puts and takes to the margin here in the coming quarter two?
Lori Gwizdala: You know, Scott, that we don’t, you know, provide guidance but obviously where we’ve been successful over the past three years is significant loan growth that has driven a stable net interest margin so we would expect to continue and things look good in the 1st Quarter as David said we usually have a pretty weak quarter and, you know, through the 1st Quarter $96 million, we were off to a good start.
So we, you know, we would foresee that trend continuing that the growth of our loan portfolio would offset any reduction due to any declines, slight decline in loan yields so having said that, you know, we’ve kept a stable net interest margin and there probably isn’t any reason to think that we won’t continue to.
Scott Siefers: Okay, perfect, thank you guys very much.
David Ramaker: Thanks, Scott.
Operator: And our next question is from Chris McGratty from KBW.
Chris McGratty: Hi, good morning, guys.

David Ramaker: Morning, Chris.
Chris McGratty: David or Lori, on the expenses I think your comments Lori were that the Lake Michigan were all in the numbers, in the last couple of quarter have been around $56 million. If we’re thinking about just Legacy Chemical here, what are the factors that we should be considering for kind of near-term expense pressure and relief? Was seasonality a factor? Thanks.
Lori Gwizdala: Well, as you said that now that the acquisition savings are all in the numbers, you know, the run rate should be, you know, pretty close to where we are at except the seasonality I would say for all companies. There is some, you know, higher some, you know, end of the year auditing expenses and the like in the numbers. But I don’t think you know, that there should be any expectation that operating expenses will be significantly higher or lower than our 1st Quarter.
Chris McGratty: Understood, okay, thanks. Maybe a question on growth. I think you guys mentioned it in your prepared remarks around $100 million for the 1st Quarter is a good start but if you look back at the last few years, it’s roughly around $500 million organic over the past couple of years.
With the transformational deal David, you know, it sometimes we see banks kind of have to take a step off the growth pedal a little bit but can you help us get comfortable with kind of the near-term growth outlook with the merger being a big consideration?
David Ramaker: Sure, I think that what we continue to talk to our teams about is that they need to continue to focus on their customers and on their markets and that we need to let typically senior management and the department heads really focus on the Talmer transaction so from that standpoint, we’re pushing forward to achieve our goals in 2016, not unlike what we would have done in 2015 or 2014.
And I think really if you go back and look at that over that two-year period of time and the three transactions that we did then, we were able to continue to grow the portfolio despite the activities that we needed to do from a merger standpoint. So I think that it’s my intention, it’s our intention that we will continue to focus on the customer and achieve our totals for 2016.
Chris McGratty: Great, thank you very much. Maybe one more if I could. On Slide, I guess it’s 18, your total risk-based capital is about 11.5% Lori. Obviously, you’re still above where you need to be, but is there any thought of where this ratio is again. Can you remind us where it goes with the deal, because it seems like that’s your constraining ratio if there is one?
Lori Gwizdala: Yes, we would agree with you and you know, we’re going to be in the 11.5% to 11.8% range.
Chris McGratty: Okay, so you’re still fine with that, no change in needs to address capital?
David Ramaker: Not at this point, Chris, no.
Chris McGratty: Okay, thanks.
Operator: And our next question comes from David Long from Raymond James.
David Ramaker: Morning, David.
David Long: Good morning, guys. Question regarding the loan pipeline. Can you maybe provide some color on the commercial loan pipeline, how it looks today versus maybe a quarter ago and then also a year ago?
David Ramaker: I would say it’s probably relatively similar to a year ago. We did pass the 1st Quarter and things seemed to ramp-up for us pretty well. We’ve done some rather significant commercial construction transactions in the 1st Quarter and we’ll obviously start to see those advances take place in the 2nd Quarter.
And we’ve got some pent-up things that are in the pipeline that have been approved and we just haven’t closed yet so it’s actually a very similar start from that regard in 2016 versus 2015.
David Long: Okay, and then any tangible benefits yet? Have you seen any tangible benefits yet from the Talmer merger announcement when it comes to just your loan pipeline and what you’re seeing on the commercial side?

David Ramaker: Well, I think that as we’ve expressed when we were out talking to investors we’re starting to see some synergies related to referring business from a potential participation basis between the two banks, those kinds of things so a little bit larger transactions. I wouldn’t say it’s outside our normal in-house limits at this point in time but we’re starting to see some benefits from that standpoint.
David Long: Okay, and then lastly regarding the merger, when do you expect that to close and what are the hurdles that you still need to get over in order to make that happen?
David Ramaker: Well, the same hurdles that we announced initially. Obviously we have filed our application with both the SEC and with the Fed and the State of Michigan and we’re proceeding through that process at this point in time.
The comment period ends in the first part of May and so we’ll wait to see what happens from that standpoint. We would anticipate still a mid to late-summer closing at this point given the indications that we have at this point. I would assume that shareholder meetings will be probably the first part of July.
David Long: Got it, all right, thank you.
David Ramaker: Yes.
Operator: And just as a reminder it is star 1 if you’d like to ask a question. Our next question comes from Andy Stapp from Hilliard Lyons.
Andy Stapp: Good morning, nice quarter.
David Ramaker: Morning, Andy. Thank you.
Andy Stapp: With the seasonally strong loan growth that you enjoyed, do I assume correctly that there’s been no material impact on customer sentiment or loan demand with the negative news that’s out there, economic news I should say?
David Ramaker: No. I would say not. You know, we went through that period of time where there was some concern about a considerable decrease in interest rates. I think the market responded appropriately from that standpoint and I don’t see any headwind from this point in time from a Michigan economy standpoint.
Andy Stapp: Okay, great and my other questions have been asked and answered so thank you.
David Ramaker: Thank you, Andy.
Operator: And our next question comes from John Rodis from FIG Partners.
John Rodis: Good morning.
David Ramaker: Hi, John.
John Rodis: Hi. Most of my questions were asked and answered but Lori maybe just the tax rate going forward, will it sort of be in this 30-31% range?
Lori Gwizdala: It will, yes.
John Rodis: Okay, and then with the combined institution, where do you expect that to be?
Lori Gwizdala: Oh, that’s a great question. I haven’t got to that much specificity yet so that’ll have to be something we’ll look into as we get closer to the date but I wouldn’t think that, you know, my knowledge of Talmer it’s going to be 30-plus so obviously it’s got to be between 30 and 35 so in that 30-plus.
John Rodis: Okay, thanks, guys. Nice quarter.
David Ramaker: Thank you, John.
Operator: And we’ll take a follow-up question from Chris McGratty from KBW.
Chris McGratty: Yes, thanks for the call.
David Ramaker: You didn’t have enough?

Chris McGratty: Come on, I’m making it fun. Does the one-timers Lori, can you remind us the timing any gets on this quarter but with the deal, how many will be kind of in the numbers before it closes and kind of post?
Lori Gwizdala: You mean as far as the one-time acquisition transaction expenses?
Chris McGratty: That’s right, yes.
Lori Gwizdala: Oh gosh, well, you know, we’ve estimated collectively $62 million, you know, those will get split between the two of us. You’ll see a measurable amount next quarter as we continue through the process but I would say the majority of them will come in the quarter that we closed and the immediate subsequent quarter after that so...
Chris McGratty: Okay.
Lori Gwizdala: ...we won’t see the majority of that in the 2nd Quarter.
Chris McGratty: And those $62 million, do you have any idea of how much will be shared by? Is it 50/50? How should we be thinking, I’m just looking for book value?
Lori Gwizdala: Yes, 50, I mean, when we were doing the modeling process, our models had them about 50/50. Now that doesn’t mean it won’t be 40/60, right, but it won’t be 30/70.
Chris McGratty: Got it, thanks.
David Ramaker: Thank you, John.
Operator: And just as a reminder it is star 1 if you’d like to ask a question. And there are no further questions in the queue at this time.
David Ramaker: Thank you, Cynthia and thank you for the questions. Again we appreciate your time and interest in Chemical Financial Corporation. We remain confident in our prospects going forward. By making Chemical Bank the community-oriented financial institution of choice in the markets we serve and seeking to partner with like-minded institutions in the Midwest. We believe we are well-positioned to achieve additional competitive and acquisitive market share gains as we move forward. Thank you again and have a great day.
Operator: This concludes today’s call. Thank you for your participation. You may now disconnect.

END

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Forward-Looking Statements
This communication contains forward-looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy and the Corporation. Words and phrases such as "anticipates," "believes," "continue," "estimates," "expects," "forecasts," "future," "intends," "is likely," "judgment," "look ahead," "look forward," "on schedule," "opinion," "opportunity," "plans," "potential," "predicts," "probable," "projects," "should," "strategic," "trend," "will," and variations of such words and phrases or similar expressions are intended to identify such forward-looking statements. Such statements are based upon current beliefs and expectations and involve substantial risks and uncertainties which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These statements include, among others, statements related to future levels of loan charge-offs, future levels of provisions for loan losses, real estate valuation, future levels of nonperforming assets, the rate of asset dispositions, future capital levels, future dividends, future growth and funding sources, future liquidity levels, future profitability levels, future deposit insurance premiums, future asset levels, the effects on earnings of future changes in interest rates, the future level of other revenue sources, future economic trends and conditions, future initiatives to expand the Corporation’s market share, expected performance and cash flows from acquired loans, future effects of new or changed accounting standards, future opportunities for acquisitions, opportunities to increase top line revenues, the Corporation’s ability to grow its core franchise, future cost savings and the Corporation’s ability to maintain adequate liquidity and capital based on the requirements adopted by the Basel Committee on Banking Supervision and U.S. regulators. All statements referencing future time periods are forward-looking.
Management's determination of the provision and allowance for loan losses; the carrying value of acquired loans, goodwill and mortgage servicing rights; the fair value of investment securities (including whether any impairment on any investment security is temporary or other-than-temporary and the amount of any impairment); and management's assumptions concerning pension and other postretirement benefit plans involve judgments that are inherently forward-looking. There can be no assurance that future loan losses will be limited to the amounts estimated. All of the information concerning interest rate sensitivity is forward-looking. The future effect of changes in the financial and credit markets and the national and regional economies on the banking industry, generally, and on the Corporation, specifically, are also inherently uncertain. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("risk factors") that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. The Corporation undertakes no obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events or otherwise.
This communication also contains forward-looking statements regarding Chemical's outlook or expectations with respect to its planned merger with Talmer Bancorp, Inc. ("Talmer"), the expected costs to be incurred in connection with the transaction, the expected impact of the transaction on Chemical's future financial performance and consequences of the integration of Talmer into Chemical.
Risk factors relating both to the transaction and the integration of Talmer into Chemical after closing include, without limitation:

•
Completion of the transaction is dependent on, among other things, receipt of regulatory approvals and receipt of Chemical's and Talmer's shareholder approvals, the timing of which cannot be predicted with precision at this point and which may not be received at all.

•	The impact of the completion of the transaction on Chemical's financial statements will be affected by the timing of the transaction.

•
The transaction may be more expensive to complete and the anticipated benefits, including anticipated cost savings and strategic gains, may be significantly harder or take longer to achieve than expected or may not be achieved in their entirety as a result of unexpected factors or events.

•
The integration of Talmer’s business and operations into Chemical, which will include conversion of Talmer’s operating systems and procedures, may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to Chemical's or Talmer’s existing businesses.

•
Chemical’s ability to achieve anticipated results from the transaction is dependent on the state of the economic and financial markets going forward. Specifically, Chemical may incur more credit losses than expected and customer attrition may be greater than expected.

In addition, risk factors include, but are not limited to, the risk factors described in Item 1A of Chemical's Annual Report on Form 10-K for the year ended December 31, 2015. These and other factors are representative of the risk factors that may emerge and could cause a difference between an ultimate actual outcome and a preceding forward-looking statement.
No Offer or Solicitation
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to any merger agreement associated with the Talmer transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Additional Information about the Transaction
Chemical has filed a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC") to register the securities that the Talmer shareholders will receive if the transaction is consummated. The registration statement contains a prospectus for Chemical and a joint proxy statement to be used by Chemical and Talmer to solicit the required approvals of their respective shareholders of the merger and other relevant documents concerning the transaction. Chemical and Talmer may also file other documents with the SEC concerning the proposed merger. Before making an investment or voting decision, investors and shareholders of Chemical and Talmer are urged to read the registration statement, the prospectus and joint proxy statement, and any other relevant documents when they become available because they will contain important information about Chemical, Talmer, and the transaction. Investors will be able to obtain these documents free of charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC in connection with the merger can also be obtained, when available, without charge, from Chemical’s website at www.chemicalbankmi.com, or by contacting Chemical Financial Corporation, 235 East Main Street, P.O. Box 569, Midland, MI 48640-0569, Attention: Ms. Lori A. Gwizdala, Investor Relations, telephone 800-867-9757, or at

Talmer’s website at www.talmerbank.com, or by contacting Talmer Bancorp, Inc., 2301 West Big Beaver Road, Suite 525, Troy, Michigan 48084, Attention: Mr. Brad Adams, Investor Relations, telephone 248-498-2862.
Participants in the Merger Solicitation
Chemical and Talmer, and their respective directors, executive officers, and certain other members of management and employees, may be soliciting proxies from Chemical and Talmer shareholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Chemical and Talmer shareholders in connection with the proposed transaction are set forth in the prospectus and joint proxy statement filed with the SEC. Free copies of this document may be obtained as described above. Information about Chemical's directors and executive officers can be found in Chemical's definitive proxy statement in connection with its 2016 annual meeting of shareholders, as filed with the SEC on March 4, 2016, and other documents subsequently filed by Chemical with the SEC. Information about Talmer’s directors and executive officers can be found in Talmer’s Annual Report on Form 10-K, Amendment No. 1, as filed with the SEC on March 30, 2016, and other documents subsequently filed by Talmer with the SEC. Additional information regarding the interests of such participants are included in the prospectus and joint proxy statement and other relevant documents regarding the merger filed with the SEC when they become available.